Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market
Resubmission of the General Stockholders’ Meetings Manual

Itaú Unibanco Holding S.A. (“Company”), pursuant to Official Notice 135/2015/CVM/SEP/GEA-1 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), announces to its shareholders and the market in general that today it has resubmitted the Management Proposal for the Annual General Meetings and Extraordinary Meetings (General Stockholders’ Meeting Manual) to be held on April 29, 2015 with the purpose of improving the following items with respect to Attachment 24 of ICVM 480/09:

•	Attachment II (Item 10 Comments of Executive Officers): items 10.1.b and 10.1.f.iv; and
•	Attachment V (Item 13 – Management Compensation): items 13.3 and 13.5.

The Management Proposal (General Stockholders’ Meetings Manual) is available for consultation in the pages of the website of the Brazilian Securities and Exchange Commission, BM&FBOVESPA, the United States Securities and Exchange Commission and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) in addition to the Company’s Investor Relations website in the English, Portuguese and Spanish languages.

São Paulo/SP, April 22, 2015.

MARCELO KOPEL
Investor Relations Officer